Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

October 31, 2018

Maxar Technologies reports third quarter 2018 results, declares quarterly dividend

Westminster, CO and Vancouver, BC – Maxar Technologies Ltd. (“Maxar” or the “Company”), a global technology innovator powering the new space economy, today reported financial results for the third quarter ended September 30, 2018. All dollar amounts in this press release are expressed in U.S. dollars unless otherwise noted.

Highlights from the quarter include:

•	Consolidated revenues of $508.2 million
•	Net loss under IFRS of $432.5 million including $383.6 million in impairment losses and inventory obsolescence
•	Net loss under IFRS of $7.31 per share; net loss excluding impairment losses of $0.83 per share
•	Adjusted EBITDA of $146.3 million and adjusted EBITDA margin of 28.8 percent
•	Adjusted earnings of $44.6 million and adjusted earnings per share of $0.75
•	IFRS Operating Cash Flow of $119.2 million
•	Adjusted Operating Cash Flow of $91.9 million; Adjusted Free Cash Flow of $29.2 million

“We made progress this quarter in executing on our four strategic priorities that focus on driving sustained growth in our Imagery and Services segments, returning our Space Systems segment to growth, achieving merger synergies, and improving cash generation with a priority to pay down debt balances and reduce leverage,” stated Howard L. Lance, President & Chief Executive Officer. “In Imagery, we successfully transitioned the EnhancedView contract to the National Reconnaissance Office, in Services we won our first two task orders on the recently awarded Janus Geography IDIQ contract vehicle, and in Space Systems we won several awards related to work with NASA and the US Department of Defense,” he added.  “We are continuing to evaluate strategic alternatives for the GEO Comsat business and expect to make a final decision by the end of 2018,” he continued. “Excluding the impact of the large GEO market decline, the rest of Maxar is delivering solid revenue growth. Combined, the new awards and developments in the quarter better position us to execute against our long-term strategy.”

“The Company generated improved adjusted operating cash flow this quarter, which now stands at $160.7 million year-to-date vs. $31.7 million generated at the same point in 2017,” stated Biggs Porter, Chief Financial Officer. “This allowed the Company to generate $29.2 million in adjusted free cash flow this quarter and to hold debt balances essentially flat from the second quarter of 2018,” he added. “We recognized impairment losses of $345.9 million and an inventory obsolescence charge of $37.7 million related to the GEO Comsat business this quarter. This non-cash charge reflects the decline in the business and our decision to evaluate strategic alternatives for GEO Comsat.”

Consolidated revenues for the third quarter of 2018 were $508.2 million compared to $337.4 million for the same period of last year. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the acquisition of DigitalGlobe. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $230.7 million of revenue during the three months ended September 30, 2018. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $262.5 million (three months ended September 30, 2017 - $297.8 million), the Imagery segment contributed revenues of $209.2 million (three months ended September 30, 2017 - $11.8 million), and the Services segment contributed revenues of $61.8 million (three months ended September 30, 2017 - $29.0 million), partially offset by intersegment eliminations of $25.3 million (three months ended September 30, 2017 - $1.2 million). Intersegment revenue, which was primarily attributable to the Company’s WorldView Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

For the third quarter of 2018, adjusted EBITDA was $146.3 million and adjusted EBITDA as a percentage of consolidated revenues (“adjusted EBITDA margin percentage”) was 28.8%. This is compared to adjusted EBITDA of $68.7 million and adjusted EBITDA margin percentage of 20.4% for the third quarter of 2017. These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, were $44.6 million ($0.75 per share) for the third quarter of 2018 compared to $36.5 million ($1.00 per share) for the same period of 2017. The increase of adjusted earnings for the three month period is primarily due to the inclusion of DigitalGlobe’s imagery business, partially offset by higher depreciation, amortization, and interest expense due to the acquisition of DigitalGlobe, and lower adjusted EBIDTA from Space Systems. The decrease in adjusted earnings per share of $(0.25) for the same period is due to the increase in shares outstanding, primarily from shares issued as part of the purchase consideration of DigitalGlobe.

The Company had total funded order backlog of $2.6 billion as at September 30, 2018 compared to $3.3 billion as at December 31, 2017.  Book-to-Bill year-to-date is 0.75x after removing the $105.0 million quarterly drawdown of the 10-year Enhanced View contract with the US government in the Imagery segment.  Bookings in 2018 have been negatively impacted by the market outlook for the GEO Comsat business inside the Company’s Space Systems segment.

The Company has declared a quarterly dividend of C$0.37 per common share payable on December 31, 2018 to shareholders of record at the close of business on December 14, 2018.

Financial Highlights

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
($ millions, except per share amounts)
Net (loss) earnings	$(432.5)	$12.3	$(420.1)	$35.9
Items affecting comparability:
Impairment losses and inventory obsolescence	383.6	—	383.6	—
Amortization of acquisition related intangible assets	70.3	8.0	206.7	24.0
Acquisition and integration related expense	14.1	9.6	24.8	29.9
Share-based compensation expense	4.2	5.3	13.5	12.1
Interest expense on dissenting shareholder liability	—	—	3.0	—
Restructuring and enterprise improvement costs	7.4	0.7	20.0	16.2
Foreign exchange differences	0.5	(0.1)	2.0	(10.2)
Loss on sale of subsidiary	—	—	2.8	—
Legal settlement and provision	4.7	—	7.9	—
Equity in loss (earnings) from joint ventures, net of tax	0.7	—	(1.9)	—
Income tax (recovery) expense adjustment	(8.4)	0.7	(44.6)	(2.4)
Adjusted earnings[1]	$44.6	$36.5	$197.7	$105.5
Net finance expense[2]	48.7	11.1	139.9	32.5
Depreciation and amortization[3]	49.2	11.2	140.3	33.5
Income tax expense on adjusted earnings[4]	3.8	9.9	27.0	26.3
Adjusted EBITDA	$146.3	$68.7	$504.9	$197.8

Consolidated revenues	$508.2	$337.4	$1,644.8	$1,086.1
Adjusted EBITDA as a percentage of revenues	28.8%	20.4%	30.7%	18.2%
Adjusted earnings per share[1]	$0.75	$1.00	$3.41	$2.89

Net (loss) earnings per share, basic	$(7.31)	$0.34	$(7.29)	$0.98
Net (loss) earnings per share, diluted	$(7.31)	$0.34	$(7.29)	$0.98

Weighted average number of common shares outstanding (millions):
Basic	59.2	36.5	57.6	36.5
Diluted	59.2	36.5	57.6	36.5
Diluted (for purposes of calculated adjusted earnings per share)[1]	59.5	36.5	57.9	36.5

1	This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.
2	Excludes interest expense from dissenting shareholder liability.
3	Excludes amortization of acquisition related intangible assets.
4	Excludes income tax (recovery) expense adjustment related to adjusted earnings.

2018 Financial Outlook

•	Revenue decline of ~6.5% (pro forma)
•	Adjusted Segment EBITDA margins of ~32% (excluding corporate expense)
•	Adjusted EPS of $4.05 to $4.10
•	Adjusted operating cash flow of $300 million to $400 million
•	Capital expenditures of $300 million to $315 million

Total Company revenues on a pro forma basis are now expected to decline roughly 6.5% from 2017 on a lower expected outlook in the Company’s Space Systems and Services Segment.  The outlook for Space Systems has been impacted by lower GEO Comsats’ order activity and higher than expected costs as a result of supplier performance issues and delays, lower overhead absorption and lower labor productivity.  The Services outlook has been impacted by contract transitions with the US government and lower volume levels recognized on sub-contractor work.  Segment EBITDA margins are now expected at roughly 32% and have been impacted by lower volumes and higher costs in the Space Systems segment.  Adjusted EPS is now expected in a range of $4.05 to $4.10 and has been primarily impacted by the profit outlook for the Space Systems segment.  There has been no change to the Company’s outlook for adjusted operating cash flow of $300 million to $400 million. Expected capital expenditures are now in a range from $300 million to $315 million and lower than the previous outlook.

Segment Results

The Company analyzes financial performance by segment, which combine related activities within the Company.

	Reported		Reported
	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
($ millions)
Revenue
Space Systems	$262.5	$297.8	$885.8	$977.5
Imagery	209.2	11.8	632.6	30.4
Services	61.8	29.0	198.1	81.6
Intersegment eliminations	(25.3)	(1.2)	(71.7)	(3.4)
Total Revenue	508.2	337.4	1,644.8	1,086.1
Adjusted EBITDA[1]
Space Systems	$19.0	$61.2	$115.8	$184.8
Imagery	132.9	7.5	407.2	17.0
Services	9.3	5.1	23.3	13.8
Intersegment eliminations	(4.9)	—	(12.3)	—
Total Segment Adjusted EBITDA	156.3	73.8	534.0	215.6
Unallocated corporate expenses	(10.0)	(5.1)	(29.1)	(17.8)
Total Adjusted EBITDA	$146.3	$68.7	$504.9	$197.8

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Space Systems Results

	Reported		Reported
	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
($ millions)
Revenue	$262.5	$297.8	$885.8	$977.5
Adjusted EBITDA[1]	$19.0	$61.2	$115.8	$184.8
Adjusted EBITDA Margin[1]	7.2%	20.6%	13.1%	18.9%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Space Systems segment were $262.5 million in the third quarter of 2018 compared to $297.8 million in the same period of 2017. The decrease in revenue is primarily due to a significant increase in estimated costs to complete programs as a result of supplier performance issues and delays experienced during the third quarter of 2018, as well as unanticipated impacts of lower volume in our Palo Alto factory, which resulted in higher overhead burden on existing programs and reduced labor productivity.  An increase in estimated costs to complete directly impacts revenue, as revenue is recognized over time under the cost-to-cost method. Revenue attributable to the Company’s Legion satellite imaging constellation is eliminated in consolidation.

There has been a step down in total number and dollar value of geostationary communication satellite awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by a lower level of award value since 2015. Many satellite operators in the communications industry have continued to defer new satellite construction awards to evaluate geostationary and other competing satellite system architectures and other market factors. The Company continues to review strategic alternatives for its geostationary communications satellite business to improve its financial performance and is in active discussions with potential buyers of the business. No final decision has been made and there can be no guarantee that a transaction will result.

Adjusted EBITDA margin percentage from the Space Systems segment for the three months ended September 30, 2018 was 7.2% compared to 20.6% for the same period in the prior year. The decrease for the three months ended September 30, 2018 compared to the three months ended September 30, 2017 is primarily related to an increase in estimated costs to complete programs as a result of supplier performance issues experienced during the third quarter of 2018 as well as impacts of lower volume in our Palo Alto factory, which resulted in lower productivity and increased overhead burden. In addition, a recovery of liquidated damages which occurred during 2017 contributed to the decrease in EBITDA year-over-year.

Recent Business Developments

On July 16, 2018, the Company acquired Neptec Design Group Ltd. (“Neptec”), a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$40.2 million, comprised of approximately C$7.8 million in cash and the balance in common shares of Maxar. With Neptec, the Company will deliver end-to-end robotic systems and an expanded set of solutions, positioning it to capture growth in U.S., Canadian and global space exploration markets and accelerate advancement into new and expanding space segments.

The Company announced in Q1 2018 that Space Systems/Loral, LLC (“SSL”), a wholly owned subsidiary of Maxar, was selected by Spacecom to build its AMOS-8 advanced communications satellite. In September 2018, this contract became void when the customer did not make the initial payment and it became evident that the Spacecom would not achieve financing on the project. The voiding of this contract did not have an impact on the Company’s backlog, as it was not a definitive award and was not included in backlog.

During the three months ended September 30, 2018 the Company recognized impairment losses of $345.9 million and inventory obsolescence of $37.7 million related to the GeoComm business.  Refer to the section entitled “Significant Accounting Policies and the Use of Estimates” of the Company’s “MD&A – English” filed with Sedar.

Notable bookings in the Space Systems segment in the third quarter of 2018 included:

•

A five-year agreement with an undisclosed customer, to provide broad area land and maritime surveillance imagery from MDA's RADARSAT-2 synthetic aperture radar satellite in support of a global defense and security mission. The agreement is for an initial period of two years and three additional option years.

•

Two contracts were signed with Airbus which are comprised of: Antennas and deployable reflectors to be integrated into Turksat 5A and 5B telecommunications satellites which will significantly expand the existing Internet and tele-communication services, and Antenna subsystems to be integrated into a second satellite of the Inmarsat-6 mobile communications program.

•	Two contracts were signed to build two antennas.

Imagery Segment Results

	Reported		Reported
	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
($ millions)
Revenue	$209.2	$11.8	$632.6	$30.4
Adjusted EBITDA[1]	$132.9	$7.5	$407.2	$17.0
Adjusted EBITDA Margin[1]	63.5%	63.6%	64.4%	55.9%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Imagery segment were $209.2 million in the third quarter of 2018 compared to $11.8 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results of the acquired DigitalGlobe imagery business that contributed $198.8 million of revenue and $126.9 million of adjusted EBITDA in the third quarter of 2018. Imagery segment revenue for the three months ended September 30, 2018 included $30.1 million of revenue recognized from contract liabilities related to the EnhancedView contract.

Adjusted EBITDA margin percentage from the Imagery segment for the three months ended September 30, 2018 was 63.5% compared to 63.6% for the same period of 2017.

Recent Business Developments

In July 2018, the Company launched EarthWatch, a cloud-based subscription for viewing, streaming and downloading the Company’s industry-leading geospatial data, enabling customers to solve their challenges with ease through a single powerful interface.

Notable bookings in the Imagery segment in the third quarter of 2018 included:

•

A renewal award was received for the Global Enhanced GEOINT Delivery (Global EGD) contract from the NGA for the seventh year. Global EGD provides U.S. Government users with on-demand access to mission-ready, high-resolution satellite imagery in multiple classification levels, typically within two to four hours after image collection.

•

A contract was signed with the U.S. National Reconnaissance Office (NRO) to transition the NGA EnhancedView SLA for commercial imagery acquisition.  The NRO contract, referred to as EnhancedView Follow-On, includes the two remaining option years of the NGA contract and an exercise the first option year.

•	An additional contract was signed to further integrate imagery production, distribution and operations with U.S. Government systems through a cloud-based infrastructure.
•	A contract extension and expansion of a multi-year agreement with a major commercial technology customer.

Services Results

	Reported		Reported
	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
($ millions)
Revenue	$61.8	$29.0	$198.1	$81.6
Adjusted EBITDA[1]	$9.3	$5.1	$23.3	$13.8
Adjusted EBITDA Margin[1]	15.0%	17.6%	11.8%	16.9%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Services segment were $61.8 million in the third quarter of 2018 compared to $29.0 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results from the DigitalGlobe services business that contributed $31.9 million of revenue and $3.6 million of adjusted EBITDA in the third quarter of 2018.

Adjusted EBITDA margin percentage from the Services segment for the three months ended September 30, 2018 was 15.0% compared to 17.6% for the same period of 2017. The decrease in margin primarily reflects the blend of margins from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction.

Recent Business Developments

Notable bookings in the Services segment in the third quarter of 2018 included:

•

A contract with the NGA on a Small Business Innovation Research (SBIR) Phase III contract to rapidly develop, prototype, and deploy machine learning and crowdsourcing capabilities to augment a wide variety of NGA missions.  NGA exercised the 2019 contract option year and expanded the value over a three year period of performance.

•	Two contracts were won with an intelligence community customer to develop new technologies in support of mission requirements, and special communications and collections.

Revenue and Adjusted EBITDA by Segment

The following table summarizes revenue and adjusted EBITDA by segment for the last 10 quarters in U.S. dollars. Actual numbers as reported are presented for the 2018 periods. Information for 2016 and 2017 is presented on a pro forma basis as if MacDonald, Dettwiler and Associates Ltd. and DigitalGlobe had been one Company beginning in 2016. The table has been updated from our fourth quarter 2017 earnings release to exclude the effects of intersegment eliminations by segment for 2016 and 2017, consistent with our current presentation.

	Actual			Pro forma
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2018	2018	2018	2017	2017	2017	2017	2016	2016	2016
($ millions)
Revenues:
Space Systems	$262.5	$329.9	$293.4	$292.4	$299.1	$339.6	$342.7	$339.9	$347.8	$356.1
Imagery	209.2	212.0	211.4	207.1	201.5	201.8	193.2	192.7	194.0	188.5
Services	61.8	66.3	70.0	62.3	72.1	68.7	57.8	68.8	61.8	61.3
Intersegment eliminations	(25.3)	(29.3)	(17.1)	(9.7)	(7.9)	(6.6)	(6.2)	(6.6)	(5.2)	(5.8)
Total Revenue	$508.2	$578.9	$557.7	$552.1	$564.8	$603.5	$587.5	$594.8	$598.4	$600.1
Adjusted EBITDA:
Space Systems	$19.0	$42.2	$54.6	$49.2	$61.4	$61.6	$62.5	$61.1	$55.3	$67.2
Imagery	132.9	136.2	138.1	133.6	128.2	128.8	120.1	123.4	124.9	123.1
Services	9.3	6.9	7.1	9.5	9.3	7.5	6.0	11.7	9.1	6.9
Intersegment eliminations	(4.9)	(5.4)	(2.0)	(1.0)	(1.3)	(0.6)	(1.1)	(0.7)	(0.5)	(0.9)
Adjusted EBITDA:	156.3	179.9	197.8	191.3	197.6	197.3	187.5	195.5	188.8	196.3
Corporate Expense	(10.0)	(8.7)	(10.4)	(6.4)	(8.5)	(10.0)	(9.5)	(10.1)	(8.2)	(8.3)
Adjusted EBITDA	$146.3	$171.2	$187.4	$184.9	$189.1	$187.3	$178.0	$185.4	$180.6	$188.0

Total Company revenues declined 10% year-over-year for the three months ended September 30, 2018 on a pro forma basis, as growth in Imagery was more than offset by declines in the Services and Space Systems segments, with the latter impacted since 2015 by the step down in industry award values for GEO Comsats.  The Company also experienced, as expected, a lower level of planned activity on the RCM project for the Canadian government.  Excluding the GEO Comsat business, revenues decreased 1.0% over the third quarter of 2017.  Year-to-date revenues declined 6.3% over the prior period as growth in Imagery was more than offset by declines in the Space Systems segment.  Excluding the GEO Comsat business, revenues increased 4.4% year-to-date over the same period in 2017.

Adjusted EBITDA margin percentage for the total Company was 28.8% for the three months ended September 30, 2018 compared to 33.5% for the same period in the prior year.  The decrease for the three months ended September 30, 2018 compared to the three months ended September 30, 2017 was driven by the Space Systems segment and is primarily related to an increase in estimated costs to complete programs as a result of supplier performance issues experienced during the third quarter of 2018, under-absorption of fixed indirect overhead due to a reduced number of satellite awards, reduced labor productivity and a recovery of liquidated damages which occurred during 2017 contributed to the decrease in EBITDA.  Excluding the GEO Comsat business, adjusted EBITDA margin percentage for the total Company was 38.5% for the three months ended September 30, 2018 compared to 41.9% for the same period in the prior year, and on a year-to-date basis was 40.1% compared to 41.0% in the prior year period.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues	$508.2	$337.4	$1,644.8	$1,086.1
Costs and expenses:
Direct costs, selling, general and administration	399.7	272.3	1,177.2	891.5
Depreciation and amortization	119.5	19.2	347.0	57.5
Impairment losses and inventory obsolescence	345.9	—	345.9	—
Foreign exchange loss (gain)	0.4	(3.7)	2.4	(13.4)
Share-based compensation expense	4.2	5.3	13.5	12.1
Other expense	26.2	10.3	55.5	46.1
(Loss) earnings before interest and income taxes	(387.7)	34.0	(296.7)	92.3
Finance expense, net	48.7	11.1	142.9	32.5
(Loss) earnings before income taxes	(436.4)	22.9	(439.6)	59.8
Income tax (recovery) expense	(4.6)	10.6	(17.6)	23.9
Equity in earnings from joint ventures, net of tax	0.7	—	(1.9)	—
Net (loss) earnings	$(432.5)	$12.3	$(420.1)	$35.9

Net (loss) earnings per common share:
Basic	$(7.31)	$0.34	$(7.29)	$0.98
Diluted	$(7.31)	$0.34	$(7.29)	$0.98

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Balance Sheets

(In millions of United States dollars, except per share amounts)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$10.6	$19.1
Trade and other receivables	311.6	348.2
Financial assets, other	16.5	16.3
Contract assets	185.3	128.3
Inventories	52.8	96.5
Non-financial assets	76.4	125.2
Current tax assets	102.6	71.7
Total current assets	755.8	805.3
Non-current assets:
Orbital receivables	428.8	424.2
Financial assets, other	86.0	95.2
Non-financial assets	50.9	41.6
Deferred tax assets	109.7	108.3
Property, plant and equipment	972.0	1,054.9
Intangible assets	1,392.3	1,753.4
Goodwill	2,393.0	2,374.4
Total non-current assets	5,432.7	5,852.0
Total assets	$6,188.5	$6,657.3
Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	$239.0	$236.9
Current tax liabilities	32.0	49.2
Financial liabilities, other	9.0	18.9
Provisions and other non-financial liabilities	14.5	11.3
Employee benefits	113.6	123.9
Contract liabilities	367.5	465.5
Securitization liability	15.4	15.5
Current portion of long-term debt	13.0	18.1
Total current liabilities	804.0	939.3
Non-current liabilities:
Financial liabilities, other	13.7	13.8
Provisions	55.2	159.3
Employee benefits	205.2	217.6
Non-financial liabilities	41.2	42.1
Contract liabilities	75.5	134.3
Deferred tax liabilities	106.8	103.6
Securitization liability	96.9	90.8
Long-term debt	3,082.1	2,942.9
Total non-current liabilities	3,676.6	3,704.4
Total liabilities	4,480.6	4,643.7
Shareholders’ equity:
Share capital (no par value, unlimited common shares authorized; 59.1 million and 56.2 million common shares issued and outstanding, respectively)	1,696.4	1,550.3
Contributed surplus	68.0	50.6
(Accumulated loss) retained earnings	(207.3)	261.8
Accumulated other comprehensive income	150.9	150.9
Total shareholders' equity	1,708.0	2,013.6
Total liabilities and shareholders' equity	$6,188.6	$6,657.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of United States dollars)

	Nine months ended
	September 30,
	2018	2017
Cash flows provided by (used in):
Operating activities:
Net (loss) earnings	$(420.1)	$35.9
Adjustments to reconcile to net cash from operating activities:
Impairment losses and inventory obsolescence	383.6	—
Depreciation of property, plant and equipment	120.6	24.8
Amortization of intangible assets	226.4	32.8
Share-based compensation expense	13.5	12.1
Finance expense, net	142.9	25.6
Foreign exchange loss (gain)	3.3	(10.1)
Income tax (recovery) expense	(17.6)	23.9
Income taxes recovered	1.7	2.0
Legal provision and non-cash settlement	7.9	—
Loss on sale of subsidiary	2.8	—
Changes in operating assets and liabilities:
Trade and other receivables	38.1	21.0
Contract assets	(58.6)	(54.1)
Financial assets, other	3.1	(29.4)
Trade and other payables	11.2	19.7
Employee benefits liability	(14.7)	(23.2)
Contract liabilities	(176.6)	(43.2)
Financial liabilities, other	(7.0)	5.0
Cash provided by operating activities	260.5	42.8

Investing activities:
Purchase of property, plant and equipment	(115.5)	(27.3)
Purchase/development of intangible assets	(107.3)	(43.3)
Decrease in restricted cash	14.3	7.6
Cash paid for Neptec acquisition	(5.9)	—
Cash collected on note receivable	5.0	—
Purchase of short term investments and interest received	(4.5)	0.2
Disposal of subsidiary	4.4	—
Cash used in investing activities	(209.5)	(62.8)

Financing activities:
Proceeds from the Syndicated Credit Facility and other long-term debt	161.0	215.9
Repayments of long term debt	(35.8)	(110.2)
Interest paid on long-term debt	(139.6)	(25.2)
Proceeds from securitization of orbital receivables	18.2	—
Settlement of securitization liability	(16.7)	(16.0)
Payment of dividends and other	(48.8)	(29.1)
Cash (used in) provided by financing activities	(61.7)	35.4
(Decrease) increase in cash and cash equivalents	(10.7)	15.4
Effect of foreign exchange on cash and cash equivalents	(0.1)	(1.2)
Cash and cash equivalents, beginning of period (a)	19.1	(3.8)
Cash and cash equivalents, end of period (a)	8.3	10.4

(a)

Cash and cash equivalents are net of bank overdrafts of $2.3 million and nil as at September 30, 2018, and September 30, 2017, respectively. The Company had an overdraft of nil and $17.9 million as of December 31, 2017 and December 31, 2016, respectively.

Reconciliation of Adjusted Cash

	Q3	Q2	Q3	Q4	Q3	Q2	Q1
	2018	2018	2018	2017	2017	2017	2017
($ millions)
Cash provided by operating activities per Statement of Cash Flow	$119.2	$82.0	$59.3	$163.1	$36.0	$26.9	$(20.1)
Less: Cash interest	(41.2)	(44.1)	(54.3)	(15.3)	(9.2)	(8.8)	(7.2)
Less: Securitization of liabilities	10.6	(3.7)	(5.4)	(5.7)	(5.1)	(5.7)	(5.2)
Add: Interest on dissenting shareholders	-	4.9	-	-	-	-	-
Add: Purchase of short term investment, interest received and disposal of subsidiary	(4.8)	0.1	4.6	4.1	0.1	-	-
Add: Decrease in restricted cash	0.4	7.0	6.9	(1.2)	1.3	5.6	0.7
Add: Acquisition and integration related expense paid	10.8	4.7	7.9	81.0	9.2	4.8	6.5
Add: Other	(3.1)	(1.9)	0.8	(0.7)	0.4	0.6	1.0
Adjusted Operating Cash Flow[1]	$91.9	$49.0	$19.8	$225.3	$32.6	$23.4	$(24.3)
Less: Capital expenditures	(62.7)	(82.6)	(77.5)	(55.9)	(21.3)	(23.7)	(25.7)
Adjusted Free Cash Flow[1]	$29.2	$(33.6)	$(57.7)	$169.4	$11.3	$(0.3)	$(50.0)

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share, adjusted EBITDA, adjusted operating cash flow and adjusted free cash flow. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, special income and expense items, amortization of acquisition related intangible assets, share-based compensation, and income tax expense associated with the specified items. The use of the term “special income and expense items” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. These items include: acquisition and integration related expense, interest expense on dissenting shareholder liability, restructuring and enterprise improvement costs, impairment losses and inventory obsolescence, loss from sale of subsidiary, legal settlement  and provision with preferred shareholders, equity in loss from joint ventures and foreign exchange differences. Foreign exchange differences consist of (i) timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting, (ii) gains and losses on translation of intercompany balances and (iii) unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities. The Company believes that the exclusion of each of these items reduces volatility and provides a more meaningful period-to-period comparison of the Company’s ongoing performance. Income tax expense on adjusted earnings is computed using the estimated effective annual income tax rate, adjusted for specific items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA. Segment adjusted EBITDA is reported prior to the deduction of corporate expenses.

The Company defines adjusted operating cash flow as cash provided by operating activities, excluding acquisition and integration expense, less net interest and securitization payments, and other. Adjusted free cash flow is defined as cash provided by operating activities, excluding acquisition and integration related expenses, less net interest and securitization payment, other, and capital expenditures.

Adjusted earnings, adjusted earnings per share, adjusted EBITDA, adjusted operating cash flow, and adjusted free cash flow do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Pro Forma Financial Information

The unaudited pro forma financial information described in this release gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial statements of the Company and DigitalGlobe for the periods presented herein below. In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under U.S. general accepted accounting principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017. Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

This unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed at the beginning of the period for the periods presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date.  This unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this pro forma financial information.

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of financial results for the third quarter of 2018, and question and answer session (the “Earnings Release”), may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements herein are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc.; the impact of the Company’s acquisition of DigitalGlobe, Inc. on the Company’s earnings, credit rating, estimated enterprise value and growth rate; additional acquisition and integration related costs in future periods; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the U.S. Access Plan and the U.S. domestication; the likelihood of the U.S. domestication being completed; the principal steps of the U.S. domestication; the anticipated effective date of the U.S. domestication; Maxar securityholders approval and court and regulatory approval of the U.S. domestication; the timing of the implementation of the U.S. domestication and potential benefits, risks and costs thereof; the business and future activities of Maxar U.S. and Maxar; the implementation of the security control agreement; the business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements included herein are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe; the ability to receive, in a timely manner and on satisfactory terms, Maxar securityholder approval, any regulatory approvals, and any stock exchange and court approvals for the U.S. domestication; the ability of Maxar to secure, maintain and comply with all required licenses, permits, and certifications, to carry out business in the jurisdiction in which it currently operates or intends to operate; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed herein. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company's operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-U.S. competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the U.S. government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-U.S. customers; exposure to foreign currency fluctuations; failure to comply with environmental regulations; and impairment of the carrying amount of certain of the Company’s assets.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, Inc., including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual Management’s Discussion and Analysis and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017 and the three and nine months ended September 30, 2018, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained herein. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained herein.

The forward-looking statements contained herein are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this earnings release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements herein as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

Investor/Analyst Conference Call

Maxar President and CEO Howard Lance and Executive Vice President and CFO Biggs Porter will host a Conference Call on October 31, 2018 at 8:30am Eastern Standard Time to discuss the financial results and to answer questions.

To participate, dial:

Toll free North America: 1-888-390-0546

Toronto: 1-416-764-8688

Vancouver: 1-778-383-7413

The Conference Call will also be Webcast live at:

http://investor.maxar.com/overview/default.aspx

Telephone replay will be available from October 31, 2018 at the following numbers:

Toll free North America: 1-888-390-0541

Toronto: 1-416-764-8677

Passcode: 750343#

About Maxar

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics. For more information visit www.maxar.com.

CONTACT:

Jason Gursky | Maxar Investor Relations | 1-303-684-2207 | jason.gursky@maxar.com

Nancy Coleman | Maxar Media Contact | 1-303-684-1674 | nancy.coleman@maxar.com